

JOHNSON
INVESTMENT COUNSEL

Media Contact: Rob Pasquinucci, 513.604.3556
rob.pasquinucci@intrinzicbrands.com

FOR IMMEDIATE RELEASE
July 1, 2021

JOHNSON INVESTMENT COUNSEL WINS REFINITIV LIPPER FUND AWARD

Johnson Equity Income Fund and Johnson Institutional Intermediate Bond Fund are 2021 Winners



REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES

CINCINNATI, OHIO - Johnson Investment Counsel announced that two of its mutual funds received the 2021 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to their peers. The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" and a 2020 winner for "Best Fund over 3 Years" for Equity Income Funds. The Johnson Institutional Intermediate Bond Fund is also a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

This honor is given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and 10-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and 10-year periods.

Johnson Equity Income Fund - 2021 "Best Fund over 5 Years"

"Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield. We are flattered to receive this award in recognition of our consistent ability to provide long term results for our clients," said Charles Rinehart. Charles is the Director & Portfolio Manager for the Equity Income Fund and has been with the firm since 2010.

Johnson Equity Income Fund is an equity portfolio that aims to provide long term capital growth with above average dividend income. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) with a focus on companies that are well positioned to navigate market and economic volatility. The portfolio management team invests through the lens of a full market cycle (peak-to-peak, trough-to-trough), seeking to outperform the index on a risk-adjusted basis. The team aims to accomplish this goal by reducing portfolio volatility and enhancing portfolio yield by investing exclusively in high quality companies with strong management teams that have a track record of building shareholder value. The team relies on a disciplined bottoms-up portfolio construction process that incorporates valuation and risk management in the context of portfolio volatility and bear market sensitivity.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Johnson Institutional Intermediate Bond Fund -
2021 "Best Fund over 3 Years" and "Best Fund over 5 Years"

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

Johnson Institutional Intermediate Bond Fund aims to provide consistent returns above the Bloomberg Barclays US Intermediate Government/Credit benchmark both over time and through time. Since the fixed income portion of a portfolio also serves as a risk diversifier to volatility, the investment team believes it is essential to provide consistent returns each and every year. The team seeks a high batting average of success without incurring

unnecessary risks in the portfolio or making bets. Over time, the portfolio is design to deliver excess returns with comparable overall volatility to the market, and greater downside risk protection during difficult market periods.

The Core Bond fund is led by Johnson Asset Management's five-person Fixed Income Investment team. The objective of the funds is to outperform the market index with comparable volatility and greater downside risk protection. The team strives to deliver clients consistent and attractive long-term investment results using their proprietary Quality Yield approach.

About Refinitiv Lipper Fund Awards
For more than 30 years and in over 17 countries worldwide, the highly respected Refinitiv Lipper Awards have honored funds and fund management firms that have excelled in providing consistently strong risk-adjusted performance relative to their peers and focus the investment world on top-funds. The merit of the winners is based on entirely objective, quantitative criteria. This coupled with the unmatched depth of fund data, results in a unique level of prestige and ensures the award has lasting value. Renowned fund data and proprietary methodology is the foundation of this prestigious award qualification, recognizing excellence in fund management. Find out more at www.lipperfundawards.com.

About Johnson Investment Counsel
Johnson Investment Counsel serves clients in 49 states and manages more than $15 billion in assets. Through Johnson Wealth Management, Johnson Family Office Services, Johnson Trust Company, and Johnson Asset Management, the firm serves individuals, corporations, retirement plans, foundations, and endowments. Johnson Investment Counsel is a 100 percent employee-owned company with 42 shareholders among 143 employees. Its professionals are dedicated to developing genuine relationships with clients and delivering exceptional service. Johnson Investment Counsel is committed to remaining an independent firm acting in the best interests of clients and employees.

Johnson Investment Counsel has six offices across Ohio and Michigan with two in Cincinnati, and one in each city Cleveland/Akron, Columbus, Dayton, and Metro Detroit. For more information on locations and services, visit http://www.johnsoninv.com.



Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" and a 2020 winner for "Best Fund over 3 Years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

###

Press Release Posts on JIC Website> Perspective>Updates



7.1.2021
PRESS RELEASE
Johnson Mutual Funds
Win 2021 Refinitiv
Lipper Fund Awards

Two Johnson Investment Counsel mutual funds have received 2021 Lipper Fund Awards in recognition of consistently strong risk-adjusted performance relative to their peers. The Johnson Equity Income Fund is a winner of the “Best Fund Over 5 Years” for Equity Income Funds. The Johnson Institutional Intermediate Bond Fund is a winner for “Best Fund over 3 Years” and “Best Fund over 5 Years” for Institutional Mutual Funds. (link to JIC Combined Press Release PDF)

Social media posts:



JOHNSON EQUITY INCOME FUND
AWARDED
“BEST FUND OVER 5 YEARS”
REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
JOHNSON
INVESTMENT COUNSEL

“The key to long-term investing success is to adhere to a discipline. Our discipline is high quality companies and enhanced portfolio income – all the time.”
Charles Rinehart, CFA, CAIA

“We are honored to receive this award in recognition of our consistent long-term delivery on this promise to our clients.”
Charles Rinehart, CFA, CAIA, Director & Portfolio Manager

Johnson Investment Counsel’s mutual fund has received the Lipper Fund Award for the second year in a row. In recognition of consistently strong risk-adjusted performance relative to its peers, the Johnson Equity Income Fund is a winner of the “Best Fund Over 5 Years” for Equity Income Funds. Just last year, the fund won the same award for the “Best Fund Over 3 Years.”

“The key to long-term investing success is to adhere to a discipline. Our discipline is high quality companies and enhanced portfolio income – all the time. We are honored to receive this award in recognition of our consistent long-term delivery on this promise to our clients.” Charles Rinehart, CFA, CAIA, Director and lead Portfolio Manager for the Equity Income Fund.

(link to JIC combined Press Release PDF)

Charles E. Rinehart, CFA, CAIA
Managing Director, Principal

Office 513.389.2761
Toll free 844.389.2761
Fax 513.978.0748
crinehart@johnsoninv.com

Johnson Family Office Services
7755 Montgomery Road, Ste 180
Cincinnati, OH 45236
www.johnsoninv.com





JOHNSON
INVESTMENT COUNSEL

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.
The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (E-ective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the E-ective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable e-orts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitive Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.







JOHNSON INSTITUTIONAL INTERMEDIATE BOND FUND AWARDED
"BEST FUND OVER 3 YEARS" &
"BEST FUND OVER 5 YEARS"
REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
JOHNSON
INVESTMENT COUNSEL

"We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper."
Michael Leisring, CFA
Director of Fixed Income

"We are very proud of the results that we have been able to achieve for our clients."
Michael Leisring, CFA, Director of Fxed Income

Johnson Investment Counsel's Asset Management division has received two Lipper Fund Awards. In recognition of consistently strong risk-adjusted performance relative to its peers, the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund Over 3 Years" and "Best Fund Over 5 Years" for Institutional Mutual Funds.

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

(link to JIC combined Press Release PDF)

Website:

Lipper logo added to JIC JMF website page: https://www.johnsoninv.com/mutualfunds

Johnson Equity Income Fund
The objective of the Equity Income Fund is to provide above-average dividend income and long-term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above-average dividend income and capital growth.
JEQIX
REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
CURRENT NAV: $34.94
MORNINGSTAR
SUMMARY PROSPECTUS
FULL PROSPECTUS
SEMI-ANNUAL REPORT
ANNUAL REPORT
QUARTERLY HOLDINGS
ADDITIONAL DOCUMENTS



JOHNSON
INVESTMENT COUNSEL

WINNER
Refinitiv Lipper Fund Award

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

This fund was also a 2020 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" for Equity Income Funds.

Charles Rinehart is the Director and Portfolio Manager for the Equity Income Fund and has been with the firm since 2010.

"We are honored to receive this award in recognition of our consistent long-term delivery on this promise to our clients."

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Interested in learning more? Join us for a free webinar with Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund, as they discuss key topics related to the fund including history, strategy, stock selection, and more.





"Learn More About the Johnson Equity Income Fund"

A Free Webinar
Tuesday, June 29th from 4-5pm

Hold your smartphone's camera over the QR code to access the webinar registration form.

"The key to long-term investing success is to adhere to a discipline. Our discipline is high quality companies and enhanced portfolio income – all the time."

Charles Rinehart, CFA, CAIA

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years "and a 2020 winner for "Best Fund over 3 years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Johnson Equity Income Fund

AS OF MARCH 31, 2021



JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

PERFORMANCE:

The following are rates of return for the Equity Income Fund as March 31, 2021. Periods longer than one year are annualized.



YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
6.16%	50.86%	16.37%	15.95%	12.54%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of March 31, 2021.

- Adobe Corporation
- Alphabet Incorporated
- American Tower Corporation
- Analog Devices Incorporated
- Dollar General Corporation
- First Horizon National Corporation
- Home Depot Incorporated
- Microsoft Corporation
- Visa Incorporated
- Zimmer Biomet Holdings Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

JOHNSON MUTUAL FUNDS

The Johnson Mutual Funds provide immediate diversification and professional management for accounts with a minimum investment of $2,000 ($500 for an Education Savings Account). Since these funds are 100% no-load, with no redemption, sales charge, or exchange fees, you can easily invest or switch between the funds.

JOHNSON MUNICIPAL INCOME FUND | TICKER: JMUNX

The objective of the Municipal Income Fund is a high level of federally tax-free income over the long-term, consistent with preservation of capital. The Fund invests primarily in Ohio investment-grade municipal fixed income securities.

JOHNSON FIXED INCOME FUND | TICKER: JFINX

The objective of the Fixed Income Fund is a high level of income over the long-term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities, including government and corporate bonds.

JOHNSON EQUITY INCOME FUND | TICKER: JEQIX

The objective of the Equity Income Fund is to provide above average dividend income and long-term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above-average dividend income and capital growth.



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

JOHNSON OPPORTUNITY FUND | TICKER: JOPPX

The objective of the Opportunity Fund is long-term capital growth. The Fund invests primarily in equity securities of small and medium sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

JOHNSON INTERNATIONAL FUND | TICKER: JINTX

The investment objective of the International Fund is long-term growth of capital. The Fund invests in equity securities of foreign companies located in a variety of countries throughout the world. The Fund expects typically to invest in companies located in ten or more countries outside the United States at any one time that offer opportunities for capital growth.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com.
You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



Lipper Webinar Registration/Information



REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Learn More About the
Johnson Equity Income Fund
AWARD WINNING RESULTS FOR OUR CLIENTS

Webinar Registration

JOHNSON INVESTMENT COUNSEL

Topic

Learn More About the Johnson Equity Income Fund



Description

The Johnson Equity Income Fund has been named the 2021 winner of the Refinitiv Lipper Fund Award for the "Best Fund over 5 Years" amongst Equity Income Funds. Just last year, the fund won the same award for the "Best Fund over 3 Years".

Join Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund as they discuss key topics related to the fund including:

> The goal of the strategy including some history on the creation of the fund
> How we define quality stocks
> Why focusing on quality stocks is important
> What does "equity income" mean and why is it important?
> How we choose what goes into the portfolio and when?
> An overview of the team
> A review of the results

Time

Jul 27, 2021 04:00 PM in Eastern Time (US and Canada)

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Jamie Horn

Charles E. Rinehart, CFA, CAIA
Managing Director, Principal

Office 513.389.2761
Toll free 844.389.2761
Fax 513.978.0748
crinehart@johnsoninv.com

Johnson Family Office Services
7755 Montgomery Road, Ste 180
Cincinnati, OH 45236
www.johnsoninv.com



JOHNSON
INVESTMENT COUNSEL

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" and a 2020 winner for "Best Fund over 3 Years" for Equity Income Funds.
The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds



REFINITIV LIPPER
FUND AWARDS

2021 WINNER
UNITED STATES

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years "and a 2020 winner for "Best Fund over 3 years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional



JOHNSON MUTUAL FUNDS

Johnson Enhanced Return Fund

AS OF: June 30, 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★★★

KEY FACTS

Ticker:	JENHX
CUSIP:	479164881
Launch Date:	12/30/2005
Expense Ratio:	0.35%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark

S&P 500 Index

Average Credit Quality:	A+
Effective Duration:	2.38 years
Weighted Average Life:	2.57 years
Portfolio Yield:	0.40%
Portfolio Turnover:	48.80% (12-mo.)
Number of Holdings	112

ANNUALIZED PERFORMANCE

	JENHX	Benchmark
1 YEAR:	39.90%	40.79%
3 YEAR:	19.26%	18.67%
5 YEAR:	17.45%	17.65%
10 YEAR:	15.13%	14.84%

FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

INVESTMENT STRATEGY

Replicate the S&P 500 Index

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

Generate Alpha with Fixed Income

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

INVESTMENT PHILOSOPHY

The Johnson Enhanced Return Fund strategy is based on the principle that a passive equity approach combined with an actively managed fixed income portfolio can outperform the market over time. The Fund uses S&P 500 Index futures to gain equity market exposure while investing the fund's remaining assets in investment-grade fixed income securities. The approach can be segmented into two components: replication of the equity market through a futures position, and a short duration investment-grade bond portfolio. The futures contracts are used to track the price movements of the S&P 500 Index (beta), but the key to generating outperformance is the value added from the bond portfolio (alpha).

To accomplish this objective, the team maintains long positions in S&P 500 futures contracts in order to track the price movement of the index. Careful attention is paid to the premium and liquidity of the futures contracts selected in order to provide the closest alignment with the price movement of the S&P 500 Index. S&P 500 futures contracts provide the index return less an implied financing cost (also known as "cost-of-carry") which typically tracks money market yields. In order to establish the futures position approximately 5% of the portfolio is held on margin, and the remainder is retained for investment in a short duration bond portfolio designed to outperform the futures' cost-of-carry with minimal tracking error. By earning this excess return, the bond portfolio provides alpha that can allow the combined portfolio's total return to exceed the return of the S&P 500. While the Fund seeks to outperform the S&P 500 Index, it may not always do so.

The cornerstones of the team's fixed income approach are to emphasize non-government securities and capture the slope of the yield curve. Around that foundation, investment decisions are made with respect to sector allocation, maturity structure, and individual security to capture the relative value of the bond market within a strict management framework. Total portfolio duration is generally between 1 and 3 years. The team's experience has shown that the combination of quality and yield in a short duration bond portfolio should consistently provide excess return versus futures' cost-of-carry, and therefore more predictable alpha to the Enhanced Return Fund.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2021	YTD	2020	2019	2018	2017	2016
JENHX	8.52%	14.39%	19.38%	33.80%	-6.06%	21.39%	12.89%
BENCHMARK	8.55%	15.25%	18.40%	31.49%	-4.38%	21.83%	11.96%

For more information on our products and services please contact a member of the our Sales & Client Service Team at 513.389.2770.

APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

Benefits of Active Management
- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

Benefits of Index Management
- Benchmark correlation
- Lower volatility, lower fees

	ACTIVE	PASSIVE	JOHNSON ENHANCED
ALPHA	-0.34	0.00	0.23
BETA	1.03	1.00	1.03
TRACKING ERROR	4.97	0.05	1.24
STANDARD DEVIATION	16.08	15.00	15.52
UPSIDE CAPTURE	99.78	99.93	104.08
DOWNSIDE CAPTURE	102.12	99.95	101.33
SHARPE RATIO	0.82	0.89	0.90
INFORMATION RATIO	-0.14	-0.36	0.55

Table Source: eVestment. Trailing 10 years as of 06/30/2021. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President & CIO
- 27 Years Industry Experience

Dale Coates, CFA
- Vice President & Portfolio Manager
- 38 Years Industry Experience

Michael Leisring, CFA
- Director of Fixed Income
- 21 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 12 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 13 Years Industry Experience

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Speakers



Jarett Levitsky, CFP®

Senior Managing Director of Wealth Management Services @Johnson Investment Counsel

Jarett has been part of the Johnson Investment Counsel family since 2000. He is currently a Senior Managing Director of Johnson Wealth Management and is also a shareholder of the firm. He holds the Certified Financial Planner (CFP®) designation. Prior to joining the firm, he worked for PENCO as a Compliance Manager.



Charles Rinehart, CFA CAIA

Director & Portfolio Manager for the Equity Income Fund @Johnson Investment Counsel

Charles has been with Johnson Investment Counsel since 2007. He is a Director and Portfolio Manager within Johnson Asset Management and is also a shareholder of the firm. He holds the Chartered Financial Analyst (CFA) and Chartered Alternative Investment Analyst (CAIA) designations. Charles started working at Johnson as a University of Cincinnati Student Co-op and is a graduate of UC's Kolodzik Business Scholars program.

Social Media Event Post promoting webinar:


REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES
Learn More About the Johnson Equity Income Fund
AWARD WINNING RESULTS FOR OUR CLIENTS

The Johnson Equity Income Fund has been named the 2021 winner of the Refinitiv Lipper Fund Award for the "Best Fund over 5 Years" amongst Equity Income Funds. Just last year, the fund won the same award for the "Best Fund over 3 Years". Interested in learning more about this award-winning fund?

Join Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund as they discuss key topics related to the fund including:

> The goal of the strategy including some history on the creation of the fund
> How we define quality stocks
> Why focusing on quality stocks is important

> What does "equity income" mean and why is it important?

> How we choose what goes into the portfolio and when?

> An overview of the team

> A review of the results

[Click here to register for this FREE webinar!](#)





Johnson Institutional Intermediate Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBEX CLASS F: JIMEX

AS OF: JUNE 30, 2020

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Barclays Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	AA-
SEC Yield:	0.99% (Class I)
Effective Duration:	4.52 years
Weighted Average Life:	5.05 years
Portfolio Turnover:	31.81% (12-mo.)
Number of Holdings	91

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	0.14%	0.19%
3 YEAR:	5.02%	4.70%
5 YEAR:	3.16%	2.63%
10 YEAR:	3.23%	2.76%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

REFINITIV LIPPER FUND AWARDS

2021 WINNER UNITED STATES

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach



INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I – JIBEX	1.33%	-0.97%	7.20%	7.53%	0.42%	2.99%	3.37%
CLASS F – JIMEX	1.30%	-1.10%	7.07%	7.35%			
BENCHMARK	0.98%	-0.90%	6.43%	6.80%	0.88%	2.14%	2.08%

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%
70%

SECTOR WEIGHTINGS:


Treasury
Agency
Bank and Finance
Industrial
Utility
Munis
MBS
CDs
0%
10%
20%
30%
40%
50%
60%

JOHNSON BLOOMBERG BARCLAYS INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President & CIO
- 27 Years Industry Experience

Dale Coates, CFA
- Vice President & Portfolio Manager
- 38 Years Industry Experience

Michael Leisring, CFA
- Director of Fixed Income
- 21 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 12 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2022, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2022. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2022 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2021. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



Johnson Institutional Core Bond Fund

CLASS I: JIBFX CLASS F: JIMFX

AS OF: June 30, 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I



★★★★★

CLASS F



★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Barclays US Aggregate Bond Index

Average Credit Quality:	AA-
SEC Yield:	1.33% (Class I)
Effective Duration:	6.71 years
Weighted Average Life:	7.93 years
Portfolio Turnover:	26.51% (12-mo.)
Number of Holdings	152

ANNUALIZED PERFORMANCE

	Class I JIBFX	Benchmark -
1 YEAR:	-0.74%	0.33%
3 YEAR:	6.07%	5.34%
5 YEAR:	3.60%	3.03%
10 YEAR:	4.02%	3.39%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I - JIBFX	2.30%	-1.80%	9.71%	8.94%	0.13%	3.72%	3.67%
CLASS F - JIMFX	2.23%	-1.82%	9.57%	8.56%			
BENCHMARK	1.83%	-1.60%	7.51%	8.72%	0.01%	3.54%	2.65%

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%
70%

SECTOR WEIGHTINGS:


Treasury
Agency
Bank and Finance
Industrial
Utility
Munis
MBS
CDs
0%
10%
20%
30%
40%

JOHNSON BLOOMBERG BARCLAYS US AGGREGATE BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President & CIO
- 27 Years Industry Experience

Dale Coates, CFA
- Vice President & Portfolio Manager
- 38 Years Industry Experience

Michael Leisring, CFA
- Director of Fixed Income
- 21 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 12 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



Johnson Institutional Short Duration Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBDX CLASS F: JIMDX

AS OF: JUNE 30 , 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	A+
SEC Yield:	0.56% (Class I)
Effective Duration:	2.33 years
Weighted Average Life:	2.45 years
Portfolio Turnover:	57.76% (12-mo.)
Number of Holdings	125

ANNUALIZED PERFORMANCE

	Class I JIBDX	Benchmark -
1 YEAR:	0.36%	0.54%
3 YEAR:	3.13%	2.99%
5 YEAR:	2.11%	1.90%
10 YEAR:	1.82%	1.53%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes Short Duration maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I - JIBDX	0.18%	-0.35%	3.91%	4.65%	1.16%	1.54%	1.68%
CLASS F - JIMDX	0.19%	-0.41%	3.82%	4.36%			
BENCHMARK	0.06%	-0.03%	3.35%	4.07%	1.63%	0.86%	1.29%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Short Duration Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020 To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES



JOHNSON FUNDS WIN REFINITIV LIPPER AWARDS

As a valued business partner, we wanted to share some exciting news with you. Two Johnson Investment Counsel mutual funds have received 2021 Refinitiv Lipper Fund Awards in recognition of their consistently strong performance relative to their peers. The Johnson Equity Income Fund is a winner of the "Best Fund Over 5 Years" for Equity Income Funds. Just last year, the fund won the same award for the "Best Fund Over 3 Years." The Johnson Institutional Intermediate Bond Fund is a winner for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

The Lipper Fund Awards recognize the highest standard of excellence across the globe. Lipper's highly-valued fund data and methodology is used as the basis to identify award winners. The Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

If you are interested in learning more about the Johnson Equity Income Fund, we are hosting a free webinar on **Tuesday, July 27th, from 4-5pm**.



REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES

Learn More About the Johnson Equity Income Fund

AWARD WINNING RESULTS FOR OUR CLIENTS

Join Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund as they discuss key topics related to the fund including:

> The goal of the strategy including some history on the creation of the fund
> How we define quality stocks
> Why focusing on quality stocks is important
> What "equity income" means and why it is important
> How we choose what goes into the portfolio and when
> An overview of the team
> A review of the results

"The key to long-term investing success is to adhere to a discipline. Our discipline is high-quality companies and enhanced portfolio income - all the time. We are honored to receive this award in recognition of long-term delivery on this promise to our clients. "

Charles Rinehart, CFA, CAIA, Director & Portfolio Manager



Jarett Levitsky   Charles Rinehart

[CLICK HERE TO REGISTER FOR THE WEBINAR](#)





JOHNSON FUNDS WIN REFINITIV LIPPER AWARDS

As a valued business partner, we wanted to share some exciting news with you. Two Johnson Investment Counsel mutual funds have received 2021 Refinitiv Lipper Fund Awards in recognition of their consistently strong performance relative to their peers. The Johnson Equity Income Fund is a winner of the "Best Fund Over 5 Years" for Equity Income Funds. Just last year, the fund won the same award for the "Best Fund Over 3 Years." The Johnson Institutional Intermediate Bond Fund is a winner for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

The Lipper Fund Awards recognize the highest standard of excellence across the globe. Lipper's highly-valued fund data and methodology is used as the basis to identify award winners. The Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

If you are interested in learning more about the Johnson Equity Income Fund, we are hosting a free webinar on **Tuesday, July 27th, from 4-5pm**.



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

Learn More About the Johnson Equity Income Fund

AWARD WINNING RESULTS FOR OUR CLIENTS

Join Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund as they discuss key topics related to the fund including:

> The goal of the strategy including some history on the creation of the fund
> How we define quality stocks
> Why focusing on quality stocks is important
> What "equity income" means and why it is important
> How we choose what goes into the portfolio and when
> An overview of the team
> A review of the results

"The key to long-term investing success is to adhere to a discipline. Our discipline is high-quality companies and enhanced portfolio income - all the time. We are honored to receive this award in recognition of long-term delivery on this promise to our clients. "

Charles Rinehart, CFA, CAIA, Director & Portfolio Manager



Jarett Levitsky   Charles Rinehart

CLICK HERE TO REGISTER FOR THE WEBINAR

Johnson Fixed Income Fund
AS OF JUNE 30, 2021



OBJECTIVE:
The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:
The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $3 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Fixed Income Fund as of June 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-1.90%	-1.12%	5.17%	2.89%	3.32%

INDUSTRY DIVERSIFICATION:
The following chart is the industry diversification for the Fixed Income Fund as of June 30, 2021.

PORTFOLIO SECTOR ALLOCATION



30%
20%
10%
0%
Industrial
Finance
Treasury
Utility
Mortgage Backed
Taxable Municipal
Certificate of Deposit
Finance Preferred Stock
Municipal Bonds
Government Agency
Bank Money Market

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Equity Income Fund
- Johnson International Fund
- Johnson Municipal Income Fund
- Johnson Opportunity Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



Johnson Opportunity Fund

AS OF JUNE 30, 2021

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:

The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $3 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Opportunity Fund as of June 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
18.24%	47.84%	11.29%	13.28%	10.56%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Opportunity Fund as of June 30, 2021.

- Avery Dennison Corporation
- BJs Wholesale Club Holdings Incorporated
- Charles River Laboratories International Inc.
- First Horizon Corporation
- Gorman-Rupp Company
- IPG Photonics Corporation
- LKQ Corporation
- nVent Electric PLC
- Paylocity Holding Corporation
- Wintrust Financial

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Equity Income Fund
- Johnson International Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



OBJECTIVE:

The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:

The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the International Fund, represents over $3 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the International Fund as of June 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
9.34%	33.02%	8.70%	9.45%	4.89%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the International Fund as of June 30, 2021.

- CGI Incorporated
- Infosys Limited ADR
- Lenovo Group Limited
- Magna International Incorporated
- Roche Holding AG
- Schneider Electric ADR
- Summitomo Mitsui Financial Group Incorporated
- Taiwan Semiconductor Manufacturing Company Ltd.
- Tencent Holdings ADR
- United Microelectronics ADR

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Opportunity Income Fund
- Johnson Equity Income Fund



Johnson Equity Income Fund

AS OF JUNE 30, 2021

JOHNSON
MUTUAL FUNDS

OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Equity Income Fund as June 30, 2021. Periods longer than one year are annualized.



REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
14.55%	39.11%	18.69%	17.31%	13.30%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of June 30, 2021.

- Adobe Corporation
- American Tower Corporation
- Amphenol Corporation
- Analog Devices Incorporated
- Dollar General Corporation
- First Horizon National Corporation
- Microsoft Corporation
- Unilever PLC
- Visa Incorporated
- Zimmer Biomet Holdings Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.